SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
AMENDMENT NO. 9

Southwest Royalties Institutional Income Fund VIII-B, L.P.
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

L. Paul Latham
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, Texas 79705-5510
(432) 682-6324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  □

CUSIP No. Not Applicable

(1)	Names of Reporting Persons	Clayton Williams Energy, Inc.

(2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) ☒

(3)	SEC Use Only

(4)	Source of Funds	AF

(5)	Check if Disclosure of Legal
Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	Not Applicable

(6)	Citizenship or Place of
	Organization	Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	4,308.5 Units

(8)	Share Voting Power	None

(9)	Sole Dispositive Power	4,308.5 Units

(10)	Shared Dispositive Power	None

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	4,308.5 Units

(12)	Check if the Aggregate Amount
	in Row (11) Excludes Certain Shares	Not Applicable

(13)	Percent of Class Represented
	by Amount in Row (11)	42.5% of class of 10,147 Units

(14)	Type of Reporting Person	HC (sole parent company of the Managing General Partner of the Issuer)

Item 1.	Type of Security:	Limited Partnership Interests ("Units")

	Name of Issuer:	Southwest Royalties Institutional Income Fund VIII-B, L.P.

	Address of Issuer's	6 Desta Drive
	Principal Executive Offices:	Suite 6500
Midland, Texas 79705-5510

Item 2(a).	Name of Person Filing:	Clayton Williams Energy, Inc.

Item 2(b).	Address of Principal	6 Desta Drive, Suite 6500
	Business Office:	Midland, Texas 79705-5510

Item 2(c).	Present Occupation:	Not Applicable

Item 2(d).	Criminal Convictions:	None

Item 2(e).	Civil Securities Laws
	Injunctions or Prohibitions:	None

Item 2(f).	Citizenship:	Delaware, U.S.A.

Item 3.	Source of Funds:

Southwest Royalties, Inc., as Managing General Partner of the Issuer, used its working capital to acquire Units (see Item 4). As sole stockholder of Southwest Royalties, Inc., the Reporting Person owns an indirect interest in the Units acquired by Southwest Royalties, Inc.

Item 4.	Purpose of Transactions:

Southwest Royalties, Inc. satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby Southwest Royalties, Inc., as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price. The Reporting Person, as sole stockholder of Southwest Royalties, Inc., owns an indirect interest in the Units acquired.

Item 5.	Interest in Securities

Southwest Royalties, Inc., which is the Managing General Partner of the Issuer, holds a total of 4,308.5 Units of limited partnership interests over which it has sole voting and dispositive powers. As the sole stockholder of Southwest Royalties, Inc., the Reporting Person holds an indirect interest of 4,308.5 limited partnership Units.  These Units represent 42.5% of the total 10,147 Units, which are issued and outstanding. The purchase transactions, which resulted in the indirect ownership of the Reporting Person increasing from 40.3% to 42.5%, occurred between July 1, 2009 and June 18, 2010 when the Managing General Partner purchased an additional 222 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $354.65 to $408.82.

Item 6.	Contracts, Arrangements,
Undertakings or Relationships
	with Respect to Securities of the Issuer:	Not Applicable

Item 7.	Material to Be Filed as Exhibits:	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2010	By:	/s/ L. Paul Latham
L. Paul Latham
Executive Vice President
and Chief Operating Officer